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                                                                   Exhibit 4.10


                      SUPPLEMENT NO. 6 TO RIGHTS AGREEMENT


         This Supplement No. 6 to the Rights Agreement between the parties hereto supplements that certain Rights Agreement dated as of March 10, 1986, between A. H. Belo Corporation ("Belo") and RepublicBank Dallas, N.A., a national banking association ("Republic"), as amended prior to the date hereof (the "Rights Agreement").

                                    RECITALS

         WHEREAS, Belo and Republic entered into the Rights Agreement as of March 10, 1986;

         WHEREAS, Belo and Republic amended the Rights Agreement by Supplement No. 1 dated April 9, 1987;

         WHEREAS, Belo and Republic amended the Rights Agreement by Supplement No. 2 dated May 6, 1987;

         WHEREAS, Belo and First RepublicBank Dallas, National Association ("First Republic"), as successor to Republic as the Rights Agent pursuant to the provisions of Section 19 of the Rights Agreement, amended the Rights Agreement by Supplement No. 3 dated May 19, 1988;

         WHEREAS, Belo, NCNB Texas National Bank ("NCNB-Texas"), as successor to First Republic as the Rights Agent pursuant to the provisions of Section 19 of the Rights Agreement, and Manufacturers Hanover Trust Company ("Manufacturers Hanover") amended the Rights Agreement by Supplement No. 4 dated December 12, 1988, in part to appoint Manufacturers Hanover as the Rights Agent under the Rights Agreement;

         WHEREAS, Belo and Chemical Bank ("Chemical"), as successor to Manufacturers Hanover as the Rights Agent pursuant to the provisions of Section 19 of the Rights Agreement, amended the Rights Agreement by Supplement No. 5 dated May 6, 1993; and

         WHEREAS, the Board of Directors of Belo has declared a two-for-one stock split in the form of a stock dividend on all outstanding shares of its Common Stock, pursuant to which, on or about June 9, 1995 it will distribute one share of its Series A Common Stock for each share of Series A Common Stock held as of May 19, 1995 and one share of its Series B Common Stock for each share of Series B Common Stock held as of May 19, 1995 (the "Distribution"); and

         WHEREAS, in connection with the Distribution, Belo and Chemical desire to amend the Rights Agreement pursuant to Section 26 of the Rights Agreement;





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NOW, THEREFORE, the parties hereto agree to amend the Rights Agreement as follows:

                          Pursuant to the provisions of Section 11(n), as a
                 result of the Distribution (i) each Right shall entitle the holder thereof to purchase one four-hundredth of a Preferred Share, rather than one-two hundredth, at an exercise price of $43.75 per one-four hundredth of a Preferred Share, and (ii) the redemption price of $.05 per Right set forth in Section 23 is hereby adjusted to $.025 per Right.


         IN WITNESS WHEREOF, the parties hereto have caused this Supplement No. 6 to be duly executed and attested as of the 22nd day of February, 1995.


                                           A. H. BELO CORPORATION



ATTEST:                                    By:  /s/ Robert W. Decherd
By:  /s/ Michael J. McCarthy                  ______________________________
   ______________________________               Robert W. Decherd
         Michael J. McCarthy                    Chairman of the Board, President
         Senior Vice President, Secretary       and Chief Executive Officer
         and General Counsel




                                             CHEMICAL BANK



ATTEST:                                      By:  /s/ [illegible]
By:  /s/ [illegible]                            ________________________________
   ____________________________________      Name:______________________________
Name:__________________________________      Title:_____________________________
Title:_________________________________




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